Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratio)

	Year Ended December 31,
	2009	2010	2011	2012	2013
Earnings:
Loss from continuing operations	$(74,923)	$(97,467)	$(54,924)	$(112,198)	$(591,116)
Fixed charges	42,757	52,283	59,171	61,802	85,046
Income tax expense (benefit)	(16)	396	(109)	413	1,138
Loss in equity investee	73	2,829	420	335	634
Less: capitalized interest	(35,887)	(47,122)	(54,139)	(40,116)	(17,096)

Total earnings	$(67,996)	$(89,081)	$(49,581)	$(89,764)	$(521,394)

Fixed Charges:
Interest expense, net	$6,730	$5,021	$4,824	$21,506	$67,828
Estimated interest component of rental expense(1)	140	140	208	180	122
Capitalized interest	35,887	47,122	54,139	40,116	17,096

Total fixed charges	$42,757	$52,283	$59,171	$61,802	$85,046

Ratio of Earnings to Fixed Charges	*	*	*	*	*

*	For these periods, earnings were inadequate to cover fixed charges. The excess of fixed charges over earnings for those years was as follows: $110.8 million for the year ended December 31, 2009; $141.4 million for the year ended December 31, 2010; $108.8 million for the year ended December 31, 2011; $151.6 million for the year ended December 31, 2012 and $606.4 million for the year ended December 31, 2013.

(1)	Represents our estimate of the interest component of noncancelable operating lease rental expense.